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                                  SYSTEMIX, INC
                                                                   EXHIBIT 99.02

                LETTER TO THE COMPANY FROM INDEPENDENT DIRECTORS


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                                                  October 25, 1996

SyStemix, Inc.
3155 Porter Drive
Palo Alto, CA  94304
Attention:  John Schwartz


     The Independent Directors have determined not to approve the unsolicited offer by Sandoz Ltd. to acquire, at $17.00 per share, the approximately 27% of SyStemix that Sandoz does not currently own (the "Offer"). The Independent Directors' decision is based, in part, on the advice of Lehman Brothers that the Offer is inadequate and not fair to the minority shareholders from a financial point of view. The Independent Directors had retained Lehman Brothers, an investment banking firm, to assist them in analyzing the Offer.

     The Independent Directors have offered to share in negotiations with Sandoz the data and analysis that inform Lehman Brothers' and the Independent Directors' view of SyStemix' value. Sandoz has declined this invitation to negotiate, and has further declined to provide any analysis of its own of the value of the Company's technology, its clinical program or its market prospects. Under these circumstances, the Independent Directors believe that they had no alternative but to reject the Offer.

     The Independent Directors remain willing to discuss an acquisition by Sandoz at an appropriate price.

                                                       THE INDEPENDENT DIRECTORS


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